May 19, 2023
White & Case LLP
VIA EDGAR	1221 Avenue of the Americas
New York, NY 10020-1095
United States Securities and Exchange Commission	T +1 212 819 8200
Division of Corporation Finance
Office of Real Estate & Construction	whitecase.com
100 F Street NE
Washington, D.C. 20549

Attn:	Paul Cline Isaac Esquivel Ronald E. Alper Pam Howell

Re:	Inflection Point Acquisition Corp. II Amendment No. 1 to Registration Statement on Form S-1 Filed May 9, 2023 File No. 333-271128

Ladies and Gentlemen:

On behalf of our client, Inflection Point Acquisition Corp. II, a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced first amended registration statement on Form S-1 filed on May 9, 2023 (the “Registration Statement”), contained in the Staff’s letter dated May 18, 2023 (the “Comment Letter”).

The Company has filed via EDGAR its second amended Registration Statement on Form S-1 (the “Second Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Second Amended Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Second Amended Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1 filed May 9, 2023

Summary
Background, page 3

1.	Please revise to include LUNR’s most recent available stock price here and elsewhere as appropriate.

Response: In response to the Staff’s comment, the Company has revised pages 3 and 93 of the Registration Statement to disclose LUNR’s most recent available stock price.

Risk Factors, page 35

2.	Please revise the risk factor on page 75 regarding the excise tax to clearly state the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.

Response: In response to the Staff’s comment, the Company has revised page 76 of the Registration Statement.

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United States Securities and Exchange Commission

May 19, 2023

Please do not hesitate to contact Joel Rubinstein at (212) 819-7642 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP
White & Case LLP

cc: Michael Blitzer, Inflection Point Acquisition Corp. II